

May 1, 2007

<u>Via Facsimile (925) 631-9119 and U.S. Mail</u>

Chip Patterson
Mackenzie Patterson Fuller, LP
1640 School Street
Moraga, CA 94556

      Re: Amrecorp Realty Fund II
              Schedule TO-T filed on April 23, 2007 by MPF-NY 2007, LLC,
              Steven Gold, *et al.*
              SEC File No. 5-54793

Dear Mr. Patterson:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the filing listed above. Our comments follow. All defined terms used in this letter have the same meaning as in your tender offer materials, unless otherwise indicated.

Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filings generally.

<u>General</u>

1. We note that you completed a prior partial tender offer for these limited partnership units only three months before you commenced the present offer. The prior offer was made at a significantly lower price than the current offer. As you know, Item 1006 of Regulation M-A requires the bidders to discuss any plans for future acquisitions of the target securities. In response to that Item, you disclosed generically the possibility of future tender offers in your Offer to Purchase dated November 22, 2006. To the extent that these bidders make another tender offer for these units, or for units of other limited partnerships, where they have made "serial offers" within a short time frame, this fact (and the prices paid in prior offers) should be prominently disclosed

in the offer materials, including in the bullet point disclosure at the forepart of the document. Please confirm your understanding. In addition, in your response to this comment, tell us about any other prior tender offers these bidders (or their affiliates) made for these unites, including any prior unregistered offers. We may have further comments.

2. As you know, the General Partner Robert Werra has filed a proxy statement and Schedule 13E-3 in connection with a proposed purchase of the partnership's property and sole asset. You describe your offer price as approximately equal to what unit holders may receive upon a sale of the property to the general partner and a subsequent distribution of the sale proceeds to limited partners. However, elsewhere you state that the General Partner has advised that he does not intend to proceed with the purchase. To the extent that the terms of the General Partner's proposed transaction change, or the transaction is abandoned entirely, we would expect you to address any material changes in revised offer documents filed and disseminated promptly to target unit holders. Any changes to your offer materials may require an extension of the offer period and dissemination of additional offer materials. Please confirm your understanding in your response letter.

3. In your response letter, describe how you disseminated the offer to purchase, in compliance with Rule 14d-4 of Regulation 14D. In this regard, we do not see a summary advertisement filed as an exhibit to the Schedule TO.

Schedule TO-T

4. It appears that bidder Everest Properties II, LLC has not signed the Schedule TO on its own behalf. In addition, it is not clear whether bidder Equity Resource Investments, LLC has signed on its own behalf or only on behalf of co-bidder Equity Resource Franklin Fund, LLC. Please revise.

Offer to Purchase dated April 23, 2007 – Cover Page

5. Explain the basis for the statement in the first bullet point on the cover page of the offer to purchase that "[t]his Offer Price is 44% higher than the latest tender offer of which the Purchasers are aware." The most recent registered tender offer for these units appears to be the one these bidders conducted approximately three months ago at $85/unit. Are you referencing the unregistered offer by CMG Partners? When did that offer commence and terminate in relation to your last tender offer, which began in November and ended in January? In addition, we believe this statement is misleading without mention of the very recent offer by the same bidders at a price much closer to the current offer price, and the General Partner's recent offer to purchase the property at a price that could yield a higher per unit distribution than what you are currently offering to pay. We may have additional comments.

Summary Term Sheet – How will I be notified if the offer is extended?, page 6

6. In addition to posting notice of an offer extension on your Web site, confirm that you will also make the required filing on EDGAR, which would also be available to unit holders, and that you will also issue a press release, as required by Rule 14e-1(d). You mention that you will do a press release later in the offer to purchase, but unit holders are much more likely to see such disclosure when it is presented here in the Summary Term Sheet. Please note this in future filings.

Will the partnership continue as a public company?, page 6

7. As you know, if it is your intent that this offer will result in the units becoming eligible for deregistration under Section 12 of the Exchange Act, or if the offer is "reasonably likely" to have such effect, you must file a Schedule 13E-3 and provide the disclosure required by that Schedule to unit holders. Similarly, if this offer is one in a series of transactions likely to result in a "going private effect" (including a transaction facilitating a purchase of the underlying Partnership property by you or your affiliates), a Schedule 13E-3 must be filed at this time. If it is not your intent to cause the units to become eligible for deregistration, and if you do not believe that the offer is reasonably likely to have such an effect or the first step in a series of transactions reasonably likely to take the Partnership private, please so state in your revised offer materials and explain the basis for your belief.

Establishment of the Offer Price, page 9

8. At the top of page 10, you assert that "certain affiliates of the Purchasers offered to buy the [partnership] property from the Partnership for $5.4 million but the General Partner did not agree." Provide the following additional information about this offer:

    - When and in what form was the offer to purchase the Partnership property made?
    - Describe any conditions to the offer to purchase the Partnership property.
    - When would the contemplated sale have closed had it been accepted by the General Partner?
    - The reasons expressed by the General Partner in refusing your offer to purchase the Partnership property (to the extent reasons were provided to you).
    - What is the approximate per unit price upon distribution to which unit holders would have been entitled had your offer of $5.4 million for the Partnership property been accepted and the Partnership was subsequent liquidated?

9. Since you have already offered to buy the Partnership property, describe your intentions with respect to purchasing or marketing the property after this offer. See Item 1006 of Regulation M-A.

Voting Power of Purchasers, page 16

10. We note your statement earlier in the offer to purchase that the General Partner has told you he intends to abandon his efforts to purchase the Partnership property and the solicitation to approve that sale. If the General Partner does not abandon the going private transaction currently on file with the SEC, we will ask you to update this section accordingly to fully explore the effect of this offer on your ability to influence the vote on that transaction.

Future Plans, page 17

11. The disclosure here states that Purchasers are "seeking to purchase a total of 12,328.25 Units" and goes on to describe what you will do if you receive tenders for less than that number of units. This disclosure contradicts statements throughout the offer to purchase, including on the cover page, to the effect that Purchasers are seeking to purchase "any and all" tendered units. Please revise.

12. The disclosure indicates that Purchasers have no plans to cause the Partnership to engage in any extraordinary transaction, including the sale or transfer of a material amount of the assets of the Partnership. Please reconcile this statement with your single sentence of disclosure earlier in the offer to purchase, to the effect that affiliates of Purchasers recently offered to buy the property that is the Partnership's sole asset. Discuss your plans with respect to such a purchase should this offer be successful.

Conditions of the Offer, page 19

13. Refer to condition (e) at the bottom of page 19. Explain in the disclosure document how this condition is impacted by the currently proposed transaction by the General Partner. Note that if any offer condition, including this one, is "triggered" by events occurring after this offer commences, you must immediately disclose to unit holders in revised offer materials how you intend to proceed in the face of such event. That is, you must determine and disclose promptly whether you will waive the offer condition and continue your offer, or terminate the offer based upon the condition. It is not appropriate to wait until the end of the offer period to terminate the offer based on an event that occurred before the end of the offer. Please confirm your understanding.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed voting decision. Since the filing persons are in possession of all facts relating to the relevant disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please promptly amend your filing in response to these comments. You may wish to provide us with black-lined copies of your amendment to expedite our review. Please furnish a cover letter (filed on EDGAR) with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amended filing and responses to our comments. We may also have additional comments after the Partnership's Schedule 14D-9 is filed.

Please consider the need to amend your Schedule 13D filed on April 23, 2007, to the extent that information required by that Schedule is amended or supplemented as a result of these comments.

If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions